

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

March 7, 2007

Via Mail and Fax

Stuart Hettleman
President, Chief Executive Officer
Target Logistics, Inc.
500 Harborview Drive, Third Floor
Baltimore, MD 21230

      RE: **Target Logistics, Inc.**
             Form 10-K: For the Year Ended June 30, 2006
             Form 10-Q: For the Period Ended December 31, 2006
             File Number: 001-14474

Dear Mr. Hettleman:

      We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please file your response to our comments via EDGAR, under the label "corresp," within 10 business days from the date of this letter.

Form 10-K: For the Year Ended June 30, 2006

Management's Discussion and Analysis …, page 12
Overview, page 12

1. Reference is made to note 11 (Segment Information) of your financial statements. Over the last three fiscal years, Domestic gross profit approximated 38% while International gross profit approximated 19%. A similar disparity exists for the most recent interim periods reported. We believe you should significantly expand the disclosure in the Overview section of MD&A to discuss the reasons for the difference in profit margins between these segments. You should also address any known trends, demands and uncertainties that impact or are reasonably likely to affect the results of operations, liquidity or cash requirements of these two segments. Please revise accordingly.

Notes to Consolidated Financial Statement, page F-7
Note 10. Commitments and Contingencies, page F-16
Leases, page F-16

2. Please disclose the amount of rent expense for each year presented, in accordance with paragraph 16.c of FAS 13.

Form 10-Q: For the Period Ended December 31, 2006

Management's Discussion and Analysis …, page 13
Overview, page 13

3. Whenever presented in your annual and quarterly reports, please reconcile, in tabular fashion, EBITDA to the most comparable GAAP financial measure. Additionally, in your next Form 10-Q and all future Form 10-Ks, provide robust disclosure of why EBITDA is useful to investors and your use, if any, of EBITDA. Refer to Item 10(e)(1) of Regulation S-K and Questions 14 and 15 in the staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003 for further guidance. Provide us with a copy of your intended disclosure.

4. Further, please balance your EBITDA presentation with equal or greater prominence of net income and the comparable GAAP measure, as appropriate.

<u>Liquidity and Capital Resources, page 15</u>
<u>General, page 15</u>

5. Please disclose in terms of cash and quantify the significant factors that caused
    material changes in cash flows from operating activities. As you use the indirect
    method, reciting changes in line items reported in the statement of cash flows would
    not be sufficient. Refer to Section IV.B.1 of FR-72 for guidance.

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        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
   · the company is responsible for the adequacy and accuracy of the disclosures in
      the filings;
   · staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and
   · the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the
      United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        You may contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 with
any questions. You may also contact me at 202-551-3812.

                                        Sincerely,

                                        Michael Fay
                                        Accounting Branch Chief

cc: Philip J. Dubato, Vice President, Chief Financial Officer